pg 14
                                                              Exhibit 11.1
          SOLECTRON CORPORATION AND SUBSIDIARIES
   STATEMENT REGARDING COMPUTATION OF NET INCOME PER SHARE
           (in thousands, except per share data)


                                               Three Months Ended
                                                  November 30,
                                               1995           1994
Weighted average number of shares of common stock and common stock equivalents:

Primary:
  Common stock                                49,725         41,378
  Common stock equivalents - stock options     1,308            897
    Total primary shares                      51,033         42,275

Fully diluted:
  Common shares issuable upon assumed
  conversion of convertible zero-coupon
  subordinated notes                           1,960          9,550

  Incremental increase in common stock
  equivalents using end of period
  market price                                    41             -
    Total fully diluted shares                53,034         51,825


Net income - primary                         $27,347        $18,194

  Interest accretion on convertible
  zero-coupon subordinated notes, net
  of taxes                                       350          1,546

Net income - fully diluted                   $27,697        $19,740


Net income per share - primary                 $0.54          $0.43
Net income per share - fully diluted           $0.52          $0.38

























                                                                     pg 15